

October 14, 2011

Via E-mail
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave
Sunnyvale, CA 94089

> **Re:** **Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed September 27, 2011**
> **File No. 001-33347**

Dear Mr. Galvin:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2011

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition and Sales Returns, page 64

1.   You disclose that the company uses ESP when it is unable to determine VSOE or TPE. Please tell us how frequently you use ESP to allocate arrangement consideration. You further disclose that the company determines ESP for a product or a service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies customer classes and distribution channels. For

each product or service for which you use ESP, please explain in greater detail how you determine ESP using the multiple factors you disclose.

Note 9. Income Taxes, page 78

2.   We note that you reversed the majority of your valuation allowance in fiscal year 2011. Given that you have cumulative pre-tax losses, including pre-tax losses in the current year, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required as of July 31, 2011. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief